NEC Corporation 7-1, Shiba 5-chome, Minato-ku, Tokyo 108-8001, Japan Tel. +81-3-3454-1111

June 22, 2020

VIA EDGAR

Re:	NEC Corporation

Amendment No. 2 to Registration Statement on Form 20-F

Filed June 22, 2020

CIK No. 0000072127

Michael C. Foland, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Foland:

NEC Corporation (“we”, “NEC” or the “Company”) hereby transmits via EDGAR for filing with the Securities and Exchange Commission (the “SEC”) Amendment No. 2 to the Registration Statement on Form 20-F (“Amendment No. 2”), relating to the registration of NEC’s common stock under Section 12 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company previously filed a Registration Statement on Form 20-F (File No. 000-12713) (the “Initial Registration Statement”) on March 17, 2020 and subsequently filed a request for withdrawal of the Initial Registration Statement on May 12, 2020 to prevent the Initial Registration Statement from becoming effective prior to the completion of the review by the staff of the Division of Corporation Finance (the “Staff”). The Company then filed a revised Registration Statement on Form 20-F (File No. 000-12713) on May 14, 2020 and an Amendment No. 1 on Form 20-F/A ( “Amendment No. 1”) on June 9, 2020 in order to address comments that were provided to us by the Staff. The Company also filed an additional letter on June 18, 2020 (the “Supplemental Response Letter”) in order to provide responses to certain inquiries communicated in telephone calls on June 15, 2020 and June 17, 2020 to our legal counsel, Takahiro Saito of Simpson Thacher & Bartlett LLP, from a member of the Staff of the SEC, Kathleen Collins, Division of Corporation Finance, Accounting Branch Chief, regarding Amendment No. 1.

Amendment No. 2 contains revisions, specifically the revision to Note 23 of the financial statements in the Form 20-F in the manner proposed by us in the Supplemental Response Letter, in order to address comments to Amendment No. 1 that have been provided to us by the Staff. Marked redline copies, which show changes from Amendment No. 1, are being furnished supplementally via e-mail for the convenience of the Staff.

In addition, we are providing the following response to your comment letter, dated June 19, 2020, regarding Amendment No. 1. To assist your review, we have retyped the text of the Staff’s comment in bold, italicized text below.

Securities and Exchange Commission	2	June 22, 2020

Amendment No. 1 to Form 20-F filed June 9, 2020

1.

We note your response to prior comment 2. Please include your reasonably known anticipated effects of COVID-19 on your results of operations and financial condition beyond March 31, 2020. For further guidance, see Item 5.D of Form 20FR.

Response:

We respectfully acknowledge the Staff’s comment and have revised the disclosure to discuss the anticipated effects of COVID-19 on our results of operations and financial condition beyond March 31, 2020. Please see “Item 5.D. Operating and Financial Review and Prospects—Trend Information.”

For the Staff’s reference, “Item 5.D. Operating and Financial Review and Prospects—Trend Information” from Amendment No. 2 is reproduced below, with the new paragraph in bold text:

D. TREND INFORMATION

See the discussions in “Item 4.B Information on the Company—Business Overview,” “—Introduction,” “—A. Operating Results” and “—B. Liquidity and Capital Resources.”

Additionally, we believe the ICT industry is entering a period of significant change. In the past, the telecommunications market has experienced evolutions in technological standards approximately every ten years, and these evolutions have accompanied wide-scale adoption of the latest generation of mobile networks. For example, 3G mobile networks were introduced around 2000 and 4G mobile networks were introduced around 2010. The move to a new standard of mobile network prompts industry-wide reinvestment, including sales of equipment corresponding to the new standard as well as consulting services to provide solutions and systems that are compatible with the new standard. The industry is currently in the initial stages of the move to 5G mobile networks, which we expect will involve a similar need for industry-wide reinvestment. Industry reinvestment may result in increased demand for ICT solutions, but we expect intense competition in the marketplace to continue.

In addition to the trend toward 5G mobile networks, we believe that there will be continuing widespread progress towards the digitization of government processes around the world, ranging from digitized administrative services to biometric authentication at airports. Our “Safer Cities” initiative within our Global business segment provides public safety solutions and digital government solutions to address this trend.

With respect to the ongoing coronavirus pandemic, because the overall duration and scope of the pandemic as well as possible additional government countermeasures are unknown, it is difficult for our management to estimate the future impact of the pandemic on our financial results. However, based on currently available information, our management does not expect that the coronavirus pandemic will have as significant an impact on our operating results compared to companies in many other industries because the technologies and solutions that we provide to customers generally relate to underlying ICT systems and infrastructure that are necessary for our customers’ continued operations. We believe that the ICT industry is currently entering a period of significant reinvestment due to a process that we refer to as the “Digital Transformation (DX)” of society, which includes developments such as the ongoing transition to 5G mobile networks as well as the digitization of government processes around the world. Accordingly, the technologies and solutions that we provide will continue to be necessary for our customers to update and maintain their underlying ICT systems and infrastructure throughout this technological transition period. At the same time, we believe our operating results in the near term could be temporarily adversely impacted due to a decline in the investment appetites of some customers, particularly in the private sector. For additional information, see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Operating Environment—The recent outbreak of the novel coronavirus could have a significant negative impact on our business, results of operations and financial condition,” “Item 4.B. Information on the Company—Business Overview—Overview—Medium-Term Management Plan—Impact of the Coronavirus Pandemic” and “Item 5. Operating and Financial Review and Prospects—Introduction—Recent Developments—Coronavirus.”

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Securities and Exchange Commission	3	June 22, 2020

Should the Staff have any questions or comments with respect to the foregoing, please contact our legal counsel, Takahiro Saito of Simpson Thacher & Bartlett LLP, at tsaito@stblaw.com.

Sincerely,

/s/ Tetsuo Mukunoki

Tetsuo Mukunoki
General Manager, Legal Division
NEC Corporation

cc:	Securities and Exchange Commission
Larry Spirgel, Assistant Director
Frank Knapp, Staff Accountant
Kathleen Collins, Accounting Branch Chief

Simpson Thacher & Bartlett LLP
Takahiro Saito, Partner